LONMIN Plc
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100
www.lonmin.com

RECEIVED

2004 DEC 15 A 9:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04054115

LONMIN

2 December 2004

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

Dear Sirs,

Rule No 12G3-2 Exemption, Registration No 82-191
Lonmin Plc (formerly known as Lonrho Plc)

In accordance with Rule 12G 3-2 (a) (2) (b) (1) (A) (i) (ii) I enclose hereto a news release concerning our 2004 year-end announcement.

Yours faithfully

Teresa Heritage

PROCESSED
JAN 07 2005
B

Positioned for Growth

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

- Dividend for the year maintained at 72 cents.
- The Ashanti sale was completed and monetised for $390m. A net $70m profit from discontinued operations represented the $112m profit from the sale of the shares in AngloGold Ashanti offset by the $42m funding requirement on the buy-out of the SUITS pension scheme.
- The purchase of an additional 9.11% of Eastern and Western Platinum for $283m was completed on 30 September 2004, increasing the Group's ownership in its core platinum operations from 73% to 82%.
- The formation of Incwala Resources in which the Group has a 24% interest has created a unique Black Economic Empowerment company as a partner for our South African operations.
- The adoption of a New Mine Extraction Plan enables the Group to set a new target of 1.1m sustainable ounces of primary platinum production from 2010 onwards.
- The development at 3 of the Company's shafts has been accelerated to support the planned growth.
- Record primary mine platinum production of 913,263 ounces achieved.
- A 32% growth in turnover to $1,030m in 2004 from a 17% increase in the average price of the basket of metals sold and a modest growth in volumes sold.
- 91.8% reduction in SO2 stack emissions from 2003.
- A comprehensive safety management system based on visible leadership has been developed and implemented during the year.

Financial highlights – continuing operations Full year to 30 September	**2004**	2003
Turnover	**$1,030m**	$779m
EBITDA (i)	**$357m**	$344m
EBIT (ii)	**$303m**	$297m
Profit before taxation	**$290m**	$291m
Earnings per share	**88.4c**	52.5c
Underlying earnings per share (iii)	**96.9c**	87.2c
Dividends per share (iv)	**72.0c**	72.0c
Trading cash flow per share	**229.2c**	161.0c
Free cash flow per share	**70.7c**	48.2c
Equity shareholders' funds – restated (v)	**$744m**	$645m
Net borrowings	**$275m**	$197m
Gearing (vi)	**27%**	23%

NOTES ON HIGHLIGHTS

(i) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

(ii) EBIT is total operating profit.

(iii) Underlying earnings per share are calculated on profit for the year excluding exceptional items and exchange adjustments on tax as disclosed in note 7.

(iv) The Board recommends a final dividend of 42.0 cents per share payable on 14 February 2005 to shareholders on the registers on 21 January 2005.

(v) Equity shareholders' funds have been restated to show the investment in the Employee Share Ownership plan as a deduction from equity shareholders' funds.

(vi) Gearing is calculated on the net borrowings attributable to the Group divided by the net borrowings attributable to the Group plus equity shareholders' funds.

Press enquiries: Anthony Cardew/ Olivia Gallimore, Cardew Group: +44 (0)20 7930 0777
This press release is available on www.lonmin.com

LONMIN

Chairman's comments

Lonmin's Chairman, Sir John Craven said: "2004 was a watershed for Lonmin. Against the background of a strong operating performance, we completed a number of key strategic initiatives and have positioned the Company for growth and development under a new Chief Executive".

"The financial outcome was again adversely affected by the strength of the South African Rand against the US Dollar, which hits our results as our costs are overwhelmingly in Rand while our revenues are wholly in Dollars. The currency issue is a continuing problem for the whole of the South African mining industry but affects the platinum and gold sectors more than others. We expect this situation to reverse itself at some point but there can be no certainty as to when this might occur".

"With these strategic moves behind us we are set fair to design and develop a new future for Lonmin. As a Board we support the management's stated objective to seek new growth opportunities, acknowledging that these are likely to broaden and diversify the business in both geographic and commodity terms".

Sir John Craven
Chairman

Chief Executive's comments

Brad Mills, Lonmin's Chief Executive said: "Lonmin is a new company today. With the sale of our Ashanti holding and the completion of our buy-out of Impala's holding in our Platinum assets, we are now a focused mining company with no legacy entanglements to impede our future growth. During the year, we also completed a ground breaking Black Economic Empowerment transaction – the sale of 18% of Eastern and Western Platinum to Incwala Resources (Pty) Limited – this transaction sets us firmly on the path to the conversion of our mining rights to "new order" rights under South African legislation. Conversion will guarantee us long-term access to the mineral rights that support our operations".

"Our Platinum operations are in excellent shape. The markets for our products remain strong. We have fully recovered from the smelter accident of two years ago. Our mining and process engineers have developed a new mine extraction plan that will allow us to grow production from our core properties to a sustainable 1,100,000 ounces of primary mine produced Platinum per year from 2010 onwards – a 20% increase from this year's record 913,263 ounces of Platinum. Our Pandora Joint Venture, to which we have not yet committed, remains a source of future growth. To further strengthen our operations and ensure they retain their status as the lowest cost primary producers of Platinum in the industry, we are embarking on a major continuous improvement programme utilising the 6 Sigma methodology. This will help us eliminate errors, waste and excess costs in our production processes and improve our overall efficiency and productivity".

"At Lonmin, a critical focus is our Safety, Health, Environmental and Community performance. As a mining company we have to get these areas of our business right. Regrettably, during our 2004 fiscal year, we suffered 8 fatalities. While this is a reasonable result in line with the deep level South African mining industry, it is not an acceptable outcome for this management. We are committed to the elimination of all serious accidents and injuries and we are therefore establishing new behavioural and risk based safety programmes for all of our operations".

LONMIN

"Our biggest health exposure in our operations is the high incidence of AIDS in our work force. Voluntary testing has revealed that about 25-30% of our work force is currently HIV positive. We have embarked on major AIDS awareness and prevention campaigns with our employees and with the local communities. In addition, we offer anti-retroviral treatment to all employees who can benefit from this drug therapy. Our goal in this area is to continue to improve the overall quality of our employees' lives and eliminate those factors that contribute to this tragic epidemic such as single sex hostel living arrangements".

"Our environmental and community performance is often tightly interwoven. We have made and continue to make substantial investments into lessening or eliminating our impact on the environment and improving our relations with the local communities. Our long-term goal is self-sustaining, healthy communities that support our operations and employees. We have firm programmes in place to ensure that we are making steady progress in both of these important areas".

"Looking forward, one of the critical issues that has been facing the Company is how best to grow value given the relatively limited opportunities in the Platinum industry".

"The characteristics that make our business strong are a highly consolidated industry structure with long-term contracts between our customers and ourselves. Our customers value continuity of supply, this is critical for their businesses. They need to know that we will meet our commitments to them. Our low cost operations ensure that we can operate uninterrupted through any price cycle. Today, Lonmin has some of the best Platinum assets in the world and we are looking to add to this similar quality mineral deposits that have the same kind of customer-supplier relationships in commodities with similar industry dynamics. Our core mining skills are readily transferable and our track record of meeting long-term customer expectation is a strategic asset. We are committed to the growth of shareholder value and we will be patient in our efforts to identify opportunities that ensure that we can achieve the core objective of growing cash flow and earnings per share".

Webcast

A live webcast of the results' presentation starting at 9.30am London (11.30am Johannesburg) on 25 November 2004 can be accessed through the Lonmin website (www.lonmin.com). An archived version of the presentation, together with the presentation slides, will be available on the Lonmin website.

Brad Mills
Chief Executive

Commentary on the Group Financial Review

Analysis of results

Profit and loss account

A comparison of the 2004 total operating profit from continuing operations with the prior year is set out below:

	$m
*Total operating profit for the year ended 30 September 2003	297
Increase in sales prices	221
Increase in sales volumes	12
Exchange	(113)
Smelting and refining costs	(9)
Stock adjustment	(23)
Depreciation	(7)
Operational costs plus inflation	(75)
*Total operating profit for the year ended 30 September 2004	303

* from continuing operations and before any exceptional items.

Exchange and Prices and Costs

The average price realised for the basket of metals sold at $/KG17,072 was 17% higher than the prior year and turnover increased by $251 million to $1,030 million. Unit costs in rand were 22% higher mainly due to benefits in the prior year not repeated in the current year and wage increases and other inflationary increases, particularly in steel, water and power. The strength of the South African rand against the US dollar has continued to impact on costs in dollar terms with the average exchange rate appreciating some 16% on the prior year. The resulting total operating profit from continuing operations and before any exceptional charges amounted to $303 million.

Profit before tax from continuing operations amounted to $290 million in 2004 compared with $291 million in 2003.

Interest

Net interest payable and similar items was $13 million compared with $28 million last year. Exchange losses were $16 million lower this year due to most borrowings being held in US dollars for the 2004 financial year but interest and finance costs were higher, primarily due to the amortisation of expenses on bank facilities arising from the Incwala transactions.

Tax

The 2004 tax charge was $113 million compared with $183 million in 2003 and included $20 million of exchange losses (2003 - $85 million). An exceptional tax credit has been included in the tax charge in respect of South African tax overprovided in 2003 on the disposal of the Brakspruit mineral rights. The effective tax rate, excluding the effects of exchange and exceptional items was 33% compared with 35% last year.

Net Profit
Profit for the year from continuing operations rose to $125 million from $74 million in 2003 and earnings per share were 88.4 cents compared with 52.5 cents in 2003. Underlying earnings per share from continuing operations, being earnings excluding exchange on tax balances and exceptional items amounted to 96.9 cents (2003 – 87.2 cents).

Discontinued Operations
The profit for the year arising from discontinued operations amounted to $70 million representing a profit of $112 million on the sale of the investment in AngloGold Ashanti during June 2004 offset by a funding requirement on the buy-out of the SUITS pension scheme during September 2004 of $42 million.

Cash flow
Net cash inflow from operating activities from continuing operations was $400 million during 2004, a 35% increase on last year's figure of $296 million. The increase included an inflow of working capital of $39 million compared with an outflow of $54 million last year. After interest and finance costs of $9 million and tax payments of $67 million, trading cash flow amounted to $324 million in 2004 against $227 million in 2003, with trading cash flow per share of 229.2 cents in 2004 against 161.0 cents in 2003.

Capital expenditure of $187 million was incurred during the year, an increase of $26 million on the prior year. This increase included the effect of the marked appreciation in the South African rand during the year; actual rand expenditure decreased by 5%. After minority dividends paid of $37 million, free cash flow was $100 million and free cash flow per share was 70.7 cents (2003 – 48.2 cents). Financial investment, acquisitions and disposals primarily represented the net cash outflow on the Incwala and EPL/WPL transactions of $424 million (including expenses of $17 million), the receipt from the sale of the investment in and repayment of loans from AngloGold Ashanti of $390 million and a $41 million funding requirement on the buy-out of the SUITS pension scheme. After accounting for shares issued on the exercise of share options of $6 million and equity dividends paid of $102 million, the cash outflow was $75 million during 2004 and net borrowings amounted to $275 million at 30 September 2004.

Balance sheet
Equity interests were $744 million at 30 September 2004 compared with $645 million (restated for ESOP accounting) at 30 September 2003 mainly reflecting the profit for the year of $195 million offset by dividends declared of $42 million and $60 million for the interim and final dividends respectively.

The Incwala transactions were completed on 30 September 2004 resulting in an increase of 9.11% in the Group shareholding in Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) to 82%. In addition, an investment was made in Incwala Resources (Pty) Limited (Incwala) resulting in a 23.56% ownership. Funding was also provided to HDSAs (Historically Disadvantaged South Africans) to assist with their purchase of 9.0% of EPL and WPL from Gazelle Platinum Limited and to Seed Capital investors investing in Incwala. These transactions have been shown in the balance sheet on 30 September 2004 as follows:

- the investment in Incwala amounting to $90 million has been shown as an associate
- the loans provided to HDSAs and Seed Capital investors amounting to $34 million have been shown as loans receivable
- the excess of the purchase price of $311 million including expenses of $28 million over the book value of the 9.11% acquisition of EPL and WPL has been shown within fixed assets as additional mineral rights
- the minority interest in EPL and WPL has been reduced from 27.11% to 18.0%.

Net borrowings amounted to $275 million at 30 September 2004 with the main component being the convertible bonds of $216 million. Gearing was 27% compared with 23% at 30 September 2003, calculated on net borrowings attributable to the Group divided by these attributable net borrowings and the equity interests outstanding at the balance sheet date.

Dividends

The Board recommends a final dividend of 42.0 cents (2003 - 42.0 cents) making total dividends for the year of 72.0 cents (2003 – 72.0 cents). This represents a cover of 1.2 times on earnings from continuing operations (2003 – 0.7 times). On an underlying earnings from continuing operations basis, this represents a cover of 1.3 times compared with 1.2 times in 2003.

John Robinson
Chief Financial Officer

LONMIN

Platinum Operating Statistics – Five Year Review

			Sept 2004	Sept 2003	Sept 2002	Sept 2001	Sept 2000
Tons milled (excluding slag)	- underground	(000)	**11,121**	11,418	11,260	10,520	9,734
	- opencast	(000)	**3,283**	2,790	-	-	-
	- total	(000)	**14,404**	14,208	11,260	10,520	9,734
Tons mined	- underground	(000)	**11,070**	11,450	12,346	10,111	9,858
	- opencast	(000)	**2,730**	2,880	-	-	-
	- total	(000)	**13,800**	14,330	12,346	10,111	9,858
UG2 to Merensky Ratio		(%)	**82.4**	81.6	78.3	77.1	76.0
Noble metals in matte		(kg)	**55,031**	54,295	46,557	44,163	40,810
Yield into matte		(g/t)	**3.82**	3.83	4.13	4.20	4.19
Primary mine platinum production		(oz)	**913,263**	907,599	757,451	716,697	659,770
Refined production of	- platinum	(oz)	**918,454**	932,867	757,451	716,697	659,770
	- palladium	(oz)	**397,894**	417,418	350,792	323,725	293,274
	- rhodium	(oz)	**113,327**	140,514	113,549	101,881	88,797
	- total PGMs	(oz)	**1,679,871**	1,757,757	1,467,525	1,357,301	1,235,501
Capital expenditure		(R million)	**1,230.1**	1,293.6	1,558.2	936.5	768.2
		($ million)	**186.8**	161.5	150.3	113.5	110.0
Sales	- platinum	(oz)	**942,843**	903,077	757,958	707,379	658,664
	- palladium	(oz)	**406,177**	405,073	349,243	315,697	297,741
	- rhodium	(oz)	**126,956**	131,752	109,194	95,138	91,918
	- total PGMs	(oz)	**1,764,474**	1,728,387	1,415,112	1,307,495	1,244,853
Average price received per ounce	- platinum	(R)	**5,356**	5,053	5,357	4,411	3,400
		($)	**816**	645	501	544	504
	- palladium	(R)	**1,485**	1,698	3,759	5,404	3,645
		($)	**227**	212	351	670	540
	- rhodium	(R)	**4,876**	4,201	9,123	13,813	11,475
		($)	**745**	529	850	1,703	1,684
Basket price of PGMs and base metals		($/kg)	**17,072**	14,618	13,662	18,652	N/C
Cash cost per refined ounce of PGM sold (incl royalties)		(R)	**2,422**	1,974	1,863	1,660	1,432
		($)	**365**	251	176	205	212
Cash cost per refined ounce of PGM sold (ex royalties)		(R)	**2,411**	1,969	1,847	1,655	1,412
		($)	**363**	250	174	205	209
Cash cost per refined ounce of PGM produced (ex royalties)	- underground	(R)	**2,399**	2,022	1,776	N/C	N/C
		($)	**369**	257	168	N/C	N/C
	- opencast	(R)	**2,787**	1,801	2,726	N/C	N/C
		($)	**422**	229	257	N/C	N/C
	- total	(R)	**2,469**	1,996	1,780	1,594	1,416
		($)	**379**	254	168	197	214
Average exchange rates	- Sterling	(£/$)	**0.56**	0.62	0.68	0.69	0.64
	- S A Rand	(R/$)	**6.60**	7.90	10.70	8.00	6.60
Closing exchange rates	- Sterling	(£/$)	**0.55**	0.60	0.64	0.69	0.69
	- S A Rand	(R/$)	**6.48**	6.97	10.54	8.77	7.23

LONMIN

Consolidated profit and loss account

For the year ended 30 September

	Note	**2004 Continuing operations**	2003 Continuing operations	**2004 Discontinued[(iv)] operations - exceptional items**	**2004 Total**	2003 Total
		$m	$m	**$m**	**$m**	$m
Turnover	2	**1,030**	779	-	**1,030**	779
EBITDA (i)	2	**357**	344	**(42)**	**315**	344
Depreciation		**(53)**	(46)	-	**(53)**	(46)
Group operating profit		**304**	298	**(42)**	**262**	298
Share of associate's operating loss		**(1)**	(1)	-	**(1)**	(1)
Total operating profit	2	**303**	297	**(42)**	**261**	297
Profit on sale of fixed assets	4	-	24	**112**	**112**	24
Loss on sale or termination of operations	4	-	(2)	-	-	(2)
Profit before net interest payable and similar items		**303**	319	**70**	**373**	319
Net interest payable and similar items	3	**(13)**	(28)	-	**(13)**	(28)
Profit before taxation	2	**290**	291	**70**	**360**	291
Taxation (ii)	5	**(113)**	(183)	-	**(113)**	(183)
Profit after taxation		**177**	108	**70**	**247**	108
Equity minority interest		**(52)**	(34)	-	**(52)**	(34)
Profit for the year		**125**	74	**70**	**195**	74
Dividends	6	**(102)**	(101)	-	**(102)**	(101)
Retained profit/(loss) for the year		**23**	(27)	**70**	**93**	(27)
Earnings per share	7	**88.4c**	52.5c	**49.5c**	**137.9c**	52.5c
Underlying earnings per share (v)	7	**96.9c**	87.2c	-	**96.9c**	87.2c
Diluted earnings per share	7	**85.9c**	52.3c	**45.9c**	**131.8c**	52.3c
Dividends per share	6	**72.0c**	72.0c	-	**72.0c**	72.0c
Financial ratios						
Tax rate (iii)		**33%**	35%	-	**33%**	35%
Net debt to EBITDA		**0.8 times**	0.6 times	-	**0.9 times**	0.6 times

Notes:
(i) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(ii) The taxation charge includes exchange losses of $20 million (September 2003 - $85 million) as disclosed in note 5.
(iii) The tax rate has been calculated excluding exceptional items and exchange as disclosed in note 5.
(iv) Discontinued operations comprised a funding requirement on the buy-out of the SUITS pension scheme and a profit on the disposal of AngloGold Ashanti as disclosed in note 4.
(v) Underlying earnings per share are calculated on the profit for the year excluding exceptional items and exchange adjustments on tax as disclosed in note 7.

LONMIN

Consolidated balance sheet

As at 30 September

	2004 $m	2003 Restated $m
Fixed assets		
Tangible assets	**1,370**	983
Investments:	**133**	289
Associate	**90**	4
Other investments	**43**	285
Total fixed assets	**1,503**	1,272
Current assets		
Stocks	**81**	100
Debtors	**124**	159
Investments	**5**	3
Cash and short-term deposits	**20**	66
Total current assets	**230**	328
Creditors: amounts falling due within one year	**(217)**	(249)
Current loans and overdrafts	**(23)**	(46)
Other	**(194)**	(203)
Net current assets	**13**	79
Total assets less current liabilities	**1,516**	1,351
Creditors: amounts falling due after more than one year	**(268)**	(215)
Convertible debt	**(212)**	(211)
Other loans	**(56)**	-
Other	**-**	(4)
Provisions for liabilities and charges	**(353)**	(277)
	895	859
Capital and reserves		
Called up share capital	**142**	141
Share premium account	**6**	1
Revaluation reserve	**16**	16
Capital redemption reserve	**88**	88
Profit and loss account	**492**	399
Equity shareholders' funds	**744**	645
Equity minority interest	**151**	214
	895	859

LONMIN

Consolidated cash flow statement

For the year ended 30 September

	Note	2004 $m	2003 $m
Net cash inflow from operating activities	*8*	**359**	296
Returns on investment and servicing of finance		**(46)**	(35)
Interest - received		**8**	2
- paid		**(13)**	(10)
Financing expenses		**(4)**	(4)
Dividends paid to minority		**(37)**	(23)
Taxation		**(67)**	(57)
Capital expenditure and financial investment		**165**	(136)
Acquisitions and disposals		**(390)**	10
Equity dividends paid		**(102)**	(101)
Net cash outflow before financing		**(81)**	(23)
Financing		**60**	85
New long-term loans		**56**	-
Repayment of short-term loans		**(2)**	(1)
Repayment of long-term loans		**-**	(130)
Issue of convertible bonds		**-**	216
Issue of ordinary share capital		**6**	-
(Decrease)/increase in cash in the year		**(21)**	62

LONMIN

Statement of total consolidated recognised gains and losses

For the year ended 30 September

		2004	2003
		$m	$m
Profit/(loss) for the year	- Group	**196**	75
	- Associate	**(1)**	(1)
Total consolidated recognised gains relating to the year		**195**	74

The cumulative effect on the statement of total recognised gains and losses of UITF Abstract 17 (revised 2003) – Employee Share Schemes is $nil as a result of writing back previously charged amortisation of $2 million and charging $2 million of amortisation under UITF 17 based on the intrinsic value of the shares.

Consolidated historical cost profits and losses

For the year ended 30 September

	2004	2003
	$m	$m
Reported profit before taxation	**360**	291
Disposal of fixed assets at valuation	**-**	1
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
Historical cost profit before taxation	**362**	294
Historical cost retained profit/(loss) for the year	**95**	(25)

Reconciliation of movement in equity shareholders' funds

For the year ended 30 September

	2004	2003 Restated
	$m	$m
Total consolidated recognised gains relating to the year	**195**	74
Dividends	**(102)**	(101)
Retained profit/(loss) for the year	**93**	(27)
Shares purchased by ESOP	**(2)**	-
Amortisation of share-based payments	**2**	1
Shares issued on the exercise of share options	**6**	-
Net increase/(decrease) in equity shareholders' funds in the year	**99**	(26)
Equity shareholders' funds at 1 October – restated for ESOP accounting (note 1)	**645**	671
Equity shareholders' funds at 30 September	**744**	645

LONMIN

1. Basis of preparation

The year end accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2003 with the exception of the implementation of the provisions of Urgent Issues Task Force (UITF) Abstract 38 – Accounting for Employee Share Ownership Plan (ESOP) Trusts and related amendments to UITF Abstract 17 – Employee Share Schemes (revised).

2. Segmental analysis

By business origin:

	2004					
	Turnover $m	**EBITDA $m**	**Total operating profit $m**	**PBE $m**	**PBT $m**	**Net operating assets $m**
Platinum	**1,030**	**384**	**332**	**324**	**324**	**1,197**
Exploration	**-**	**(7)**	**(8)**	**(8)**	**(8)**	**3**
Other	**-**	**(2)**	**(2)**	**(2)**	**(2)**	**-**
Corporate	**-**	**(18)**	**(19)**	**(24)**	**(24)**	**(4)**
Continuing operations	**1,030**	**357**	**303**	**290**	**290**	**1,196**
Discontinued operations	**-**	**(42)**	**(42)**	**(42)**	**70**	**-**
Total	**1,030**	**315**	**261**	**248**	**360**	**1,196**
South Africa	**1,030**	**387**	**335**	**327**	**327**	**1,195**
Other	**-**	**(12)**	**(13)**	**(13)**	**(13)**	**5**
Corporate	**-**	**(18)**	**(19)**	**(24)**	**(24)**	**(4)**
Continuing operations	**1,030**	**357**	**303**	**290**	**290**	**1,196**
Discontinued operations	**-**	**(42)**	**(42)**	**(42)**	**70**	**-**
Total	**1,030**	**315**	**261**	**248**	**360**	**1,196**

	2003					
	Turnover $m	EBITDA $m	Total operating profit $m	PBE $m	PBT $m	Net operating assets $m
Platinum	775	367	321	296	320	827
Gold	4	1	1	1	(1)	277
Exploration	-	(10)	(11)	(11)	(11)	4
Other	-	(1)	(1)	(1)	(1)	-
Corporate	-	(13)	(13)	(16)	(16)	10
Continuing operations	779	344	297	269	291	1,118
South Africa	775	367	321	296	320	825
Zimbabwe	4	1	1	1	(1)	-
Ghana	-	-	-	-	-	277
Other	-	(11)	(12)	(12)	(12)	6
Corporate	-	(13)	(13)	(16)	(16)	10
Continuing operations	779	344	297	269	291	1,118

Net operating assets exclude loans receivable of $34 million at 30 September 2004 (2003 - $nil), net borrowings of $275 million at 30 September 2004 (2003 - $197 million) and the dividend proposed of $60 million at 30 September 2004 (2003 - $59 million).

LONMIN

3. Net interest payable and similar items

	2004 $m	2003 $m
Interest payable:		
On bank loans and overdrafts	**(18)**	(10)
Other loans	-	-
Finance leases	-	(1)
Discounting on provisions	-	(1)
	(18)	(12)
Capitalisation of interest	-	1
Interest receivable on cash and deposits	**4**	2
Interest receivable on loans to Ashanti	**4**	-
Exchange differences on net borrowings	**(3)**	(19)
Net interest payable and similar items	**(13)**	(28)

4. Exceptional items

	2004 $m	2003 $m
Operating items:		
- Funding requirement on the buy-out of the SUITS pension fund	**(42)**	-
Profit on sale of fixed assets		
- Sale of Brakspruit mineral rights	-	24
- Sale of investment in AngloGold Ashanti	**112**	-
Sale or termination of operations:		
- Loss on sale of gold mining interests	-	(2)
Exceptional items before taxation and minority interest	**70**	22
Taxation	**3**	(3)
Minority interest	**(1)**	(6)
Net exceptional profit	**72**	13
Continuing operations	**2**	13
Discontinued operations	**70**	-

The exceptional tax credit in 2004 represents the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

LONMIN

5. Taxation

	2004 $m	2003 $m
United Kingdom:		
Corporation tax at 30% (2003– 30%)	**17**	30
Double tax relief	**(17)**	(30)
	-	-
Overseas:		
Current taxation	**60**	69
Excluding tax on local currency exchange profits	**54**	49
Tax on local currency exchange profits	**(2)**	(1)
Tax on exceptional items	**-**	3
Tax on dividends remitted	**7**	14
Exchange on current taxation	**1**	4
Deferred taxation	**59**	114
Origination and reversal of timing differences	**39**	32
Exchange on deferred taxation	**20**	82
Prior year items	**(6)**	-
Exceptional	**(4)**	-
Other	**(3)**	-
Exchange on prior year items	**1**	-
Tax charge	**113**	183
Tax charge excluding exceptional items and exchange (continuing operations)	**97**	95
Effective tax rate excluding exceptional items and exchange (continuing operations)	**33%**	35%

A reconciliation of the standard tax charge to the current tax charge is as follows:

	2004 $m	2003 $m
Tax charge at standard tax rate	**108**	87
Overseas taxes on dividends remitted by subsidiary companies	**7**	14
Non taxable chargeable gains	**(34)**	-
Other timing differences	**(20)**	(35)
Effect of exchange adjustments	**(1)**	3
Current tax charge	**60**	69

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group is the South African statutory tax rate of 30% (2003 – 30%). The secondary tax rate on dividends remitted by South African companies is 12.5% (2003 – 12.5%).

LONMIN

6. Dividends

	2004 $m	2003 $m
Interim 30.0c (2003 – 30.0c) per share	**42**	42
Final 42.0c (2003 – 42.0c) per share	**60**	59
Total dividends 72.0c (2003 – 72.0c) per share	**102**	101

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $103 million (2003 - $103 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounted to $167 million (2003 - $132 million).

7. Earnings per share

Earnings per share have been calculated on the profit for the year amounting to $195 million (2003 - $74 million) using a weighted average number of 141,384,398 ordinary shares (2003 – 140,994,541 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the year as follows:

	2004			2003		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**195**	**141,384,398**	**137.9**	74	140,994,541	52.5
Share option schemes	**-**	**468,002**	**(0.4)**	-	336,586	(0.2)
Convertible bonds	**6**	**10,576,993**	**(5.7)**	-	28,978	-
Diluted EPS	**201**	**152,429,393**	**131.8**	74	141,360,105	52.3

Underlying earnings per share are based on the profit for the year adjusted to exclude exceptional items and exchange on tax balances as follows:

	2004			2003		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**195**	**141,384,398**	**137.9**	74	140,994,541	52.5
Exceptional items before taxation and minority interest	**(70)**	**-**	**(49.5)**	(22)	-	(15.6)
Taxation on exceptional items	**(4)**	**-**	**(2.8)**	3	-	2.1
Exchange on tax balances	**20**	**-**	**14.1**	85	-	60.3
Minority interest	**(4)**	**-**	**(2.8)**	(17)	-	(12.1)
Underlying EPS	**137**	**141,384,398**	**96.9**	123	140,994,541	87.2

LONMIN

8. Net cash flow from operating activities

	2004 $m	2003 $m
Group operating profit from continuing operations	**304**	298
Depreciation charge	**53**	46
Decrease/(increase) in stock	**19**	(59)
Decrease/(increase) in debtors	**26**	(42)
(Decrease)/increase in creditors	**(6)**	47
Increase in provisions	**-**	5
Other	**4**	1
Net cash inflow from operating activities – continuing operations	**400**	296
Net cash outflow from operating activities – discontinued operations	**(41)**	-
Net cash inflow from operating activities	**359**	296

9. Additional stake in subsidiaries

On 30 September 2004, the Group acquired a further 9.11% in both Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) taking its holding from 73% to 82%. The acquisitions were accounted for using the acquisition method of accounting.

The assets and liabilities of EPL and WPL and the fair values attributed were as follows:

	EPL/WPL @ 9.11% Book value $m	Adjustment $m	EPL/WPL Fair value $m
Tangible fixed assets	103	235	338
Stocks	7	-	7
Debtors	10	-	10
Creditors	(10)	-	(10)
Overdraft and loans	(2)	-	(2)
Provisions	(32)	-	(32)
	76	235	311

The adjustment to fixed assets shown above represents an uplift to reflect the fair value of mining rights acquired. The figures reflect a preliminary allocation of the purchase consideration to the assets of EPL and WPL. This will be reviewed further on 30 September 2005.

The fair value of the consideration given for the Group's purchase of the additional 9.11% in EPL/WPL amounted to $311 million which represented a cash consideration of $283 million and expenses on the transaction of $28 million, of which $17 million was paid in the year.

10. Exchange Rates

The principal US dollar exchange rates used are as follows:

	2004	2003
Average exchange rates:		
Sterling	**0.56**	0.62
SA rand	**6.60**	7.90
Zimbabwe dollar	**-**	1,000.00
Closing exchange rates:		
Sterling	**0.55**	0.60
SA rand	**6.48**	6.97
Zimbabwe dollar	**-**	1,000.00

Note: The Zimbabwe dollar exchange rate for 2003 is applicable for the month of October 2002 only up to the date of disposal of the gold mining interests.

11. Statutory Disclosure

The financial information set out above is taken from but does not constitute the Company's statutory accounts for the years ended 30 September 2004 and 2003. Statutory accounts for 2003 have been delivered, and for 2004 will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Copies of the 2004 Lonmin Accounts will be posted to shareholders and will be available at the Company's registered office in mid-December 2004.

LONMIN

12. Final Dividend Timetable

The Board of Lonmin Plc has recommended a final dividend for the year ended 30 September 2004 of 42.0 US cents per share.

The dividend timetable in respect of this dividend, assuming shareholder approval at the AGM, is as follows :-

Last day to trade cum div
SA Friday 14 January 2005
UK Tuesday 18 January 2005

Shares commence trading ex div
SA Monday 17 January 2005
UK Wednesday 19 January 2005

Dividend record date
Friday 21 January 2005

Last day for receipt of new applications to participate in Dividend Re-investment Plan
1700 hrs Monday, 31 January 2005

Dividend payment date
Monday 14 February 2005

The South African branch register will be closed for the purposes of dematerialisation, rematerialisation and transfers to and from the UK register from Monday 17 January 2005 to Friday 21 January 2005, both dates inclusive.

The dividend will be paid :-

1) In Sterling to shareholders domiciled in the UK (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on Friday 28 January 2005, which rate will be announced on that day

2) In Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on Friday 7 January 2005, which rate will be announced on that day and

3) In dollars to all other overseas shareholders (unless they elect to receive Sterling dividends or have mandated their dividends to a UK bank or participate in TAPS.).

Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 1700 hours on Friday 21 January 2005.

13. Annual General Meeting

The 2005 Annual General Meeting will be held on 27 January 2005 at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1P 3EE.

14. Availability of this report

This report is available on the Lonmin website (www.lonmin.com).